                              Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981






        Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

        The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

AIFA - 26TH ANNUAL CONFERENCE
--------------------------------------------------------------------------------




                    [AMERICAN GENERAL FINANCIAL GROUP LOGO]




John A. Graf
Senior Vice Chairman                                               San Diego, CA
Asset Accumulation                                                 March 5, 2001

STRATEGY - PROVIDER OF LIFETIME SOLUTIONS
--------------------------------------------------------------------------------



                [American General Financial Group CIRCLE GRAPHIC
                  describing the Customer Financial Lifecycle]



                          Customer Financial Lifecycle
                          ---------------------------
     __  __  __  __  __  __  __   > Building __  __  __  __  __  __  __

    |                                                                  |

    |                                                                  |
                Life Insurance                  Consumer Finance
    |           --------------                  ----------------       |

 Wealth                                                                |
Transfer                          [AGFG LOGO]                       Protection
----------                                                          ----------
    |                                                                  |

    |             Retirement                                           |
                   Services                        Investments
    |            --------------                  ----------------      |

    |                                                                  |
Asset Distribution   <--- --- --- --- --- --- --- --- --- --- Asset Accumulation

Integrated Financial Services Organization
--------------------------------------------------------------------------------

(Operating Earnings)


ASSET ACCUMULATION - 41%                               FINANCIAL SERVICES - 44%
------------------                                     ------------------


ANNUITIES                                              LIFE INSURANCE

-  Fixed and variable                                  -  Protection
                                                          products
-  Tax-qualified and
   non-qualified                                       -  Multi-channel
   markets                                                distribution

                                [3-D PIE GRAPH]

INVESTMENTS

-  Mutual funds

-  Third party


                                        LENDING - 15%

                                        -  Consumer loans

                                        -  Credit-related life insurance

OPERATING MODEL
--------------------------------------------------------------------------------

                                 Shared Services
  Legal - Procurement - Finance - Technology - Human Resources - Corp. Services


                             MANUFACTURING PLATFORMS

        Asset Accumulation                            Financial Services
Fixed Annuities/Variable Annuities             Traditional Life/Variable Life
           Mutual Funds                        Credit Insurance/Lending Products
 Investment Products and Services                      Deposit Products


                              DISTRIBUTION CHANNELS

Captive                         Independent                    Partnership

-  AG Financial Advisors        -  PPGA                        -  Banks

-  Career Life Agents           -  Producer/Marketing          -  Wirehouses &
                                   Groups                         Broker/Dealers
-  Consumer Finance
   Branches                     -  Life Brokerage              -  Retailers

                                - Agency Building


                                    CUSTOMERS

RESULTS - IMPROVING PROFITABILITY
--------------------------------------------------------------------------------

($ per share)


                          [BAR AND LINE GRAPH OMITTED]


                           96           97           98          99         00
                         ----         ----         ----        ----       ----
Annuities                $3.04        $3.49        $4.05       $4.59      $5.17

ROE                       12.6%        13.6%        15.4%         16%      16.8%

SUPERIOR RESULTS FOR SHAREHOLDERS
--------------------------------------------------------------------------------

                   10 YEAR ANNUALIZED RETURN TO SHAREHOLDERS*


                                  [BAR GRAPH]

Citigroup                                                       40.88%
AIG                                                             28.85
GE                                                               28.7
American Express                                                27.75
American General                                                 22.3
Lincoln National                                                20.39
Coca Cola                                                       19.53
Bank of America                                                 18.68
McDonalds                                                        17.5
P&G                                                              15.9
Phillip Morris                                                  14.93
IBM                                                              13.9
Allstate                                                        13.35
Hartford Financial                                              12.46
GM                                                                 10


Source: Bloomberg
* For 10 years ended December 31, 2000

                       OLD PARADIGM: RETIREMENT SERVICES
              [OLD PARADIGM RETIREMENT SERVICES "PUZZLE" GRAPHIC]
--------------------------------------------------------------------------------

       VALIC                         North American                   Western
                                         Funds                        National

VALIC Representative
                                       Third Party                   Financial
                                      Distribution                  Institution
  Variable Annuity

                                      Mutual Funds                 Fixed Annuity

NEW PARADIGM: ASSET ACCUMULATION
--------------------------------------------------------------------------------


[New Paradigm Asset Accumulation graphic of information set forth below]


AG FINANCIAL ADVISORS                             AG FINANCIAL INSTITUTIONS

  -  Fixed/Variable Annuities                       -  Fixed/Variable Annuities
  -  Retail Mutual Funds                            -  Term Life
  -  Financial Planning                             -  VUL
  -  Term Life & VUL                                -  Mutual Funds
  -  Cash Management


                              ANNUITY MANUFACTURING
                            MUTUAL FUND MANUFACTURING


AG INSTITUTIONAL SERVICES                         THIRD PARTY DISTRIBUTION

  -  Fixed/Variable Annuities                       -  Life Agents
  -  Group Mutual Funds                             -  Broker/Dealer Markets
  -  Asset Management
  -  Plan Services
  -  Educational Services

ASSET ACCUMULATION - OPERATING MODEL
--------------------------------------------------------------------------------


Diverse Distribution Channels                         Balanced Product Portfolio


                                        |
                                        |
                                        V

             Unique Franchises                   Market Share Leadership


                                        |
                                        |
                                        V


                          Stable Margins and Fund Flows


                                        |
                                        |
                                        V

                              Superior Growth Rates

DIVERSE DISTRIBUTION CHANNELS
--------------------------------------------------------------------------------


                                                   Dec. 31, 2000       vs. 1999
                                                   -------------       --------
-  Dedicated Financial Advisors-------------->          1,862             +19%

-  Employee Group Sponsors------------------->         35,477             +18


-  Bank Representatives---------------------->         37,150             +22

-  Financial Institution Partnerships-------->            336             +34


-  Independent Agents------------------------>         21,750             +50

   (Includes 15,385 AGLD Agents)

BALANCED PRODUCT PORTFOLIO
--------------------------------------------------------------------------------

TOTAL DEPOSITS
($ in billions)


         [BALANCED PRODUCT PORTFOLIO BAR GRAPH REFLECTING DATA SET FORTH BELOW]


                                                                           97-00
                                        97*        98       99       00     CAGR
Fixed Annuity                          $3.6      $3.9     $5.0     $5.5    15.3%
Variable Annuity                        1.8       2.5      3.0      3.4    22.9%
Retail Mutual Funds                      --        --      0.1      0.5     N/A
Group Mutual Funds                       --        --      0.2      0.5     N/A
                                       ----      ----     ----     ----    -----
Total                                  $5.4      $6.4     $8.3     $9.9    22.4%
                                       ====      ====     ====     ====    =====


* AGAIC is included for 1997

ANNUITY DEPOSITS
--------------------------------------------------------------------------------

($ deposits in billions)


                                    INDUSTRY
------------
CAGR
Variable 25%
Fixed    -4%
------------

                                     95      96      97      98      99   YTD00*
                                    ---     ---     ---     ---     ---   ------
Fixed                              49.0    38.0    38.2    32.0    41.7     55.4

Variable                           49.5    72.8    87.9    99.5   121.8    141.4


                                AMERICAN GENERAL*
------------
CAGR
Variable 37%
Fixed    15%
------------

                                     95      96      97      98      99   YTD00*
                                    ---     ---     ---     ---     ---   ------
Fixed                               3.1     3.6     4.0     4.2     5.4      6.1

Variable                            0.9     1.4     1.9     2.7     3.3      4.0


Sources: LIMRA, Kehrer
* Pro forma to include Western National for all periods.

UNIQUE FRANCHISE: FINANCIAL ADVISORS
--------------------------------------------------------------------------------


            Banks have customer base and have partnered for products
                  but are creating licensed sales force de novo


                       [GRAPHIC OF 3 INTERLOCKING CIRCLES]


                     Customers                    Distribution


                                    Products

UNIQUE FRANCHISE: FINANCIAL ADVISORS
--------------------------------------------------------------------------------


             Financial Planners, like AMEX, have strong planners and
                 strong products, but are constantly prospecting



                       [GRAPHIC OF 3 INTERLOCKING CIRCLES]


                     Customers                    Distribution


                                    Products

UNIQUE FRANCHISE: FINANCIAL ADVISORS
--------------------------------------------------------------------------------


     AGFA has an existing customer base, plus constant enrollment activity;
       securities licensed sales force with additional planning tools; and
                   strong products as manufacturer and partner







                       [GRAPHIC OF 3 INTERLOCKING CIRCLES]


  35,000 groups      Customers                Distribution       1,862 Financial
 Over 2.4 million                                                    Planners
   individuals
                                    Products


                                                     -  Fixed/Variable Annuities
                                                     -  Retail Mutual Funds
                                                     -  Financial Planning
                                                     -  Term Life & VUL
                                                     -  Cash Management

FINANCIAL ADVISORS - ENABLING ADVANTAGES
--------------------------------------------------------------------------------

-   Superior Customer Relationships

        -   Face-to-face, personal service

        -   Strong association relationships

        -   Average relationship is 11 years

        -   48% express interest in buying more products

        -   71% are likely to recommend us to others

        -   37% say we are only source for retirement savings

        -   Of remaining 63%, 56% say we are their primary provider

-   Industry's Largest and Most Talented Sales Force

        -   16 years of education

        -   6 years of service

        -   53% rep. retention (four-year period) vs. 15% for industry

        -   $75K compensation vs. $52K for industry

FINANCIAL ADVISORS - OPPORTUNITIES
--------------------------------------------------------------------------------


-   Strategies

    -   Sales Force Segmentation

        -   Financial Advisors focused on fewer large-balance accounts

        -   Senior Reps. with expanded product set to sell into relationships

        -   Associate Reps. focused on new enrollments

    -   Expanded Products

        -   Enhanced annuities, five fund families, life insurance via
            Centrelink

        -   All wrapped into consolidation accounts via MaxxBroker (NFSC)

    -   Relationship Selling Tools

        -   KPMG/Acumen planning tools (comprehensive plan and diagnostic)

        -   Client profilers and needs analysis

FINANCIAL ADVISORS - NEW REVENUE
--------------------------------------------------------------------------------
                  [BAR GRAPH REFLECTING DATA SET FORTH BELOW]
(revenue $ in millions)


                                  1Q99    2Q99    3Q99    4Q99      1Q00      2Q00    3Q00    4Q00
                                  ----    ----    ----    ----      ----      ----    ----    ----
All Products Combined              0.9     1.2     0.9     1.3     2.7       2.9     4.1     4.1
Proprietary mutual funds                                           1.086     1.156   1.394   1.327
Non-proprietary mutual funds                                         0.8       0.7   1.116   1.146
Insurance                                                            0.6       0.6   0.582   0.702
Non-proprietary annuities                                            0.1       0.2   0.273   0.673
Other                                                                0.2       0.2   0.715   0.285
AGFA Reps                         1360    1449    1552    1560   1,600.0   1,726.0   1,812   1,862

UNIQUE FRANCHISE: FINANCIAL INSTITUTIONS GROUP
--------------------------------------------------------------------------------


-   Overwhelming success of proprietary model

-   #1 market share in fixed annuities -- 17 consecutive quarters

-   25 external/internal wholesalers; product management group; Internet support

-   336 financial institution partnerships; 37,150 bank representatives

-   Operational scale -- expense ratio 22 bps

-   Market and distribution segmentation occurring in banks

-   Strategic push into NQVA market

        -   BankOne, WAMU, Associated Bank, First Union (3Q01 launch)

TRADITIONAL BANK ANNUITY MODEL

================================================================================

                [Traditional Bank Annuity Model Graphic
                describing information set forth below]

INSURANCE COMPANY A -----              |                   COMPANY A ANNUITY
                          ---->        |                   COMPANY B ANNUITY
INSURANCE COMPANY B -----              |      BANK         COMPANY C ANNUITY
                          ---->  -->   |  AGENCY --
INSURANCE COMPANY C -----              |       --> BRANCHES -------
                                       |                        -----> CUSTOMERS
                                       |
- PRODUCT DEVELOPMENT                  |
- MANUFACTURING                        |
- SETS COMPENSATION                    |
- SETS INITIAL/RENEWAL CREDITING RATES |
- ASSET MANAGEMENT                     |
- UNDERWRITING                         |

AG PROPRIETARY ANNUITY MODEL

================================================================================

          ------------------------------------
                      ASSET MANAGEMENT
          ------------------------------------
          |      AMERICAN    |                |
          |      GENERAL     |       BANK     |
          |    INVESTMENT    |       ASSET    |
ADVISORY  |     MANAGEMENT   |      MANAGER   |  SUB ADVISORY
  FEES    ------------------------------------        FEES

        __/\                                     \
         /             COMMISSIONS              __\/       <-------     BRANCHES
AMERICAN GENERAL ----------------------->       BANK A                 |     |
    ANNUITY      <----------------------                  -------->    |     |
       |               PREMIUMS -                     |    BANK A      |     |
       |                DEPOSITS                      |    ANNUITY     |     |
       |                                              |                |     |
       |  -----------------------------------------   |                |     |
       |                  BANK A ANNUITY              |      BANK A    |     |
       |  |----------------------------------------|  |     ANNUITY    |     |
       |  |- CUSTOMIZED PRODUCT DEVELOPMENT        |  |                v     |
       |->|                                        |<-|                CUSTOMERS
          |- DYNAMIC COMPENSATION STRUCTURE        |
          |                                        |
          |- WEEKLY/MONTHLY RATE SETTING           |
          |                                        |
          |- CUSTOMIZED ASSET CONSERVATION PROGRAMS|
          |----------------------------------------|

MARKET SHARE LEADERSHIP: ANNUITY SALES

================================================================================


                              ----------------------
                               TOTAL ANNUITY SALES
                                $8.9 BILLION - #3
                              ----------------------
                              1. HARTFORD       5.9%
                              2. TIAA           5.1
                              3. AG             5.1

                                 [ARROW GRAPHIC]

        FIXED ANNUITY SALES                         VARIABLE ANNUITY SALES
         $5.6 BILLION - #1                            $3.3 BILLION - #5
     ----------------------------                   ------------------------
     1. AG                   7.6%                   1. TIAA           7.1%
     2. AEGONB TRANSAMERICA  7.1                    2. HARTFORD       6.9
     3. GE                   6.1                    3. SKANDIA        6.6
                                                    5. AG             4.0



SOURCE: LIMRA THIRD QUARTER REPORT

MARKET SHARE LEADERSHIP: FINANCIAL INSTITUTIONS

================================================================================


                                BANK ANNUITY SALES
                                 $3.8 BILLION - #2
                            ----------------------------
                            1. Hartford            12.9%
                            2. AG                  12.0
                            3. Aegon/Transamerica   9.4

                                [ARROW GRAPHIC]

          FIXED ANNUITIES                           VARIABLE ANNUITIES
          -------------------                       -------------------
          $3.0 BILLION - #1                         $814 MILLION - #5


SOURCE: KEHRER REPORT FOURTH QUARTER

MARKET SHARE LEADERSHIP: QUALIFIED PLAN MARKETS

================================================================================


QUALIFIED PLAN MARKET


                  K-12                            HEALTHCARE
          -------------------               ----------------------
                 1. AG                           1. FIDELITY
              2. NORTHERN                           2. AG
              3. METLIFE                        3. CITISTREET


           HIGHER EDUCATION                       GOVERNMENT
          -------------------               ----------------------
                1. TIAA                      1. NATIONWIDE/PEBSCO
              2. FIDELITY                         2. GREAT WEST
                 3. AG                              3. ICMA





                                            AG SALES $546 MILLION, UP 34%

GOVERNMENT DB TO DC

================================================================================

-     DEFINED-BENEFIT TO DEFINED-CONTRIBUTION ACTIVITY
      -     7 STATES HAVE ENACTED LEGISLATION
      -     11 STATES CONDUCTING STUDIES

-     AMERICAN GENERAL ACTIVE IN CRAFTING LEGISLATION IN 15 STATES

-     GOOD STRATEGIC FIT WITH OUR VALUE PROPOSITION
      -     MORE LIKE 403(b)/457 VS. 401(k)
      -     ENROLLMENT AND EDUCATION EMPHASIS
      -     LIMITED NUMBER OF PROVIDERS
      -     PUBLIC POLICY IMPLICATIONS

STABLE MARGINS

================================================================================


                  [BAR CHART DESCRIBING DATA SET FORTH BELOW]


                                    95      96      97     98
----------------------------------------------------------------
Operating Margin                   43.5%   46.5%     45%   45.3%
Fixed Investment spread            1.75    2.09    2.37    2.41
Variable fee rate                  1.06    1.08    1.07    1.08
Asset management fee rate          0.21     0.2     0.2    0.27

AGAIC IS INCLUDED FOR 1997 NUMBERS

ANNUITY NET FLOWS

================================================================================
($ IN BILLIONS)


                                [CHART OMITTED]


                               96        97        98            99     2000
------------------------------------------------------------------------------
Fixed Investment spread      0.00      0.00      0.00          0.00     0.00
Variable fee rate               0         0         0             0        0
Net EPS                         2         3         4         4.458        4

RECURRING QUALIFIED DEPOSIT FLOWS

================================================================================
($ in billions)

                   [BAR GRAPH DEPICTING DATA SET FORTH BELOW]

                                   96        97           98           99          00
-------------------------------------------------------------------------------------------
Recurring                      2.1        2.9          2.7          3.1         3.3
Capital Transfers               .8        1.0          1.1          1.2         1.2
Total                          2.9        3.4          3.8          4.3         4.5

SUPERIOR GROWTH RATES - ANNUITY DEPOSITS

================================================================================
($ in billions)

                   [BAR GRAPH DEPICTING DATA SET FORTH BELOW]

                                                                                         97-00
                                       1997        1998        1999       2000P           CAGR
------------------------------------------------------------------------------------------------
Non-qualified variable (AGAIC)        $  0.0      $  0.1      $  0.1      $   0.2        109.4%
Qualified fixed (VALIC)                  1.6         1.4         1.4          1.4         (4.6)
Qualified variable (VALIC)               1.8         2.4         2.9          3.1         20.6
Non-qualified fixed (AGAIC)              2.0         2.5         3.6          4.2         27.2
                                      ------      ------      ------      -------        ------
Total                                 $  5.4      $  6.4      $  8.0      $   8.9         17.8%
                                      ======      ======      ======      =======        ======



*  AGAIC is included for 1997

SUPERIOR GROWTH RATES - MUTUAL FUND SALES

================================================================================
($ in millions)

                   [BAR CHART DEPICTING DATA SET FORTH BELOW]

              1Q99     2Q99       3Q99     4Q99        1Q00      2Q00       3Q00        4Q00
-----------------------------------------------------------------------------------------------
Group          6        10        13        157        199         89        120         85
Retail        14        20        23         35         86        129        186        146

SUPERIOR GROWTH RATES - OPERATING RESULTS

================================================================================
($ in millions)


                              [BAR GRAPH]

                    98        99         0
------------------------------------------
Operating Earnings  $ 466     $ 564      $ 661
Operating ROE         16%     16.2%      16.6%
(arrow from '98 to '00 depicting CAGR 19%)

ASSET ACCUMULATION - GOALS

================================================================================

-     EXPAND BEST-IN-CLASS ANNUITY PLATFORM

-     INTEGRATE PROPRIETARY MUTUAL FUND PLATFORM AND EXPAND DISTRIBUTION
      CAPABILITY

- TRANSFORM TRADITIONAL VALIC SALES ORGANIZATION INTO AMERICAN GENERAL FINANCIAL ADVISOR FRANCHISE

-     CAPITALIZE ON THE GLOBAL TREND FROM DB TO DC PLANS

- EXTEND DOMINANT BANK ANNUITY DISTRIBUTION FRANCHISE INTO ADDITIONAL PRODUCT LINES

OUTLOOK

================================================================================


------>  EXPANDING DISTRIBUTION NETWORK
--------------->  ACCELERATING SALES AND DEPOSIT GROWTH
--------------------------> PRODUCTIVITY AND SCALE BENEFITS
-----------------------------------> MARGIN AND FUNDS FLOW STABILITY

                            [DOWNWARD ARROW GRAPHIC]

                       STEADY EARNINGS GROWTH IN MULTIPLE
                             ECONOMIC ENVIRONMENTS

ALL STATEMENTS, TREND ANALYSES, AND OTHER INFORMATION CONTAINED HEREIN RELATIVE TO MARKETS FOR THE COMPANY'S PRODUCTS AND TRENDS IN THE COMPANY'S OPERATIONS OR FINANCIAL RESULTS, AS WELL AS OTHER STATEMENTS INCLUDING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE MADE BASED UPON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS CONCERNING FUTURE DEVELOPMENTS AND THEIR POTENTIAL EFFECTS ON THE COMPANY. THERE CAN BE NO ASSURANCE THAT FUTURE DEVELOPMENTS AFFECTING THE COMPANY WILL BE THOSE ANTICIPATED BY MANAGEMENT. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INCLUDED IN THE FORWARD-LOOKING STATEMENTS.

THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING: (1) CHANGES IN GENERAL ECONOMIC CONDITIONS, INCLUDING THE PERFORMANCE OF FINANCIAL MARKETS AND INTEREST RATES; (2) CUSTOMER RESPONSIVENESS TO BOTH PRODUCTS AND DISTRIBUTION CHANNELS; (3) COMPETITIVE, REGULATORY, ACCOUNTING, OR TAX CHANGES THAT AFFECT THE COST OF, OR DEMAND FOR, THE COMPANY'S PRODUCTS; (4) THE COMPANY'S ABILITY TO SECURE NECESSARY REGULATORY APPROVALS INCLUDING APPROVALS FOR DIVIDENDS AND PRODUCTS; (5) THE COMPANY'S ABILITY TO REALIZE PROJECTED EXPENSE SAVINGS; (6) ADVERSE LITIGATION OR ARBITRATION RESULTS OR RESOLUTION OF LITIGATION OR ARBITRATION, INCLUDING PROCEEDINGS RELATED TO INDUSTRIAL LIFE INSURANCE, SATELLITE DISH FINANCING, AND WORKERS' COMPENSATION INSURANCE; AND (7) THE FORMATION OF STRATEGIC ALLIANCES OR BUSINESS COMBINATIONS AMONG THE COMPANY'S COMPETITORS OR THE COMPANY'S BUSINESS PARTNERS. INVESTORS ARE ALSO DIRECTED TO OTHER RISKS AND UNCERTAINTIES DISCUSSED IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.